Filed Pursuant to Rule 424(b)(7)
Registration No. 333-255066

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus Dated April 15, 2021)

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) amends and supplements information contained in that certain prospectus, dated April 15, 2021, as may be amended and supplemented from time to time (the “prospectus”), relating to the offer, resale or other disposition from time to time by the selling securityholder named in the section of this Prospectus Supplement entitled “Selling Securityholder,” of (i) warrants (each, a “Warrant” and, collectively, the “Warrants”) to purchase up to 3,250,000 shares of our common stock, par value $0.001 per share (“common stock”), subject to adjustment as a result of certain anti-dilution provisions contained in the Warrants, originally issued to Reliance Marcellus, LLC (“Reliance”) in connection with the closing of an acquisition of producing natural gas properties in the Appalachian Basin, and (ii) 3,250,000 shares of our common stock underlying the Warrants (the “Warrant Shares”), subject to adjustment as a result of certain anti-dilution provisions contained in the Warrants. The Warrants and Warrant Shares are collectively referred to herein as the “Securities.”

We are filing this Prospectus Supplement to supplement and amend the “Selling Securityholder” table, along with the applicable footnotes, on page 15 of the prospectus to reflect the transfer of the Warrants from Reliance, which was previously identified in the prospectus, to the selling securityholder named herein.

This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the prospectus. This Prospectus Supplement is qualified by reference to the prospectus, except to the extent that the information provided by this Prospectus Supplement supersedes information contained in the prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “NOG.” There is no established trading market for the Warrants and we do not expect a market to develop. In addition, we do not intend to list the Warrants on any securities exchange or automated quotation system.

Our principal executive offices are located at 4350 Baker Road, Suite 400, Minnetonka, Minnesota 55343, and our telephone number is (952) 476-9800.

Investing in our securities involves risks. You should consider the risk factors referred to in the section entitled “Risk Factors” on page 4 of the prospectus, and any similar section contained in any applicable prospectus supplement, as well as documents we file with the U.S. Securities and Exchange Commission (the “SEC”) that are incorporated by reference in the prospectus.

Neither the SEC nor any state securities commission or other regulatory body has approved or disapproved of the securities that may be offered under the prospectus and this Prospectus Supplement, nor have any of these organizations determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is May 27, 2022.

SELLING SECURITYHOLDER

The “Selling Securityholder” table, along with the applicable footnotes, as previously presented on page 15 of the prospectus, is hereby amended and supplemented by this Prospectus Supplement.

On October 27, 2021, Reliance assigned all of its rights in the Warrants to Goldman Sachs & Co. LLC along with, pursuant to the Reliance Registration Rights Agreement (as previously defined in the prospectus), its right to cause us to register the resale of the Warrants and the Warrant Shares. The information set forth in the table below has been updated solely to add Goldman Sachs & Co. LLC as a selling securityholder as a result of the foregoing assignment.

The table below sets forth information as of May 26, 2022, with respect to the selling securityholder, the number of Warrants and shares of common stock owned by the selling securityholder prior to this offering, the percentage of common stock owned by the selling securityholder prior to this offering, the number of Warrants and Warrant Shares being offered pursuant to the prospectus, the number of Warrants and shares of our common stock owned by the selling securityholder upon completion of this offering, assuming all such securities are sold, and the percentage of common stock owned by the selling securityholder after this offering, assuming all such securities are sold.

In the table below, the number of shares of common stock that may be offered pursuant to the prospectus is the number of shares of common stock issuable pursuant to the Warrants without regard to any limitations on exercises. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the prospectus also covers any additional shares of our common stock that may become issuable in connection with shares of common stock by reason of a stock dividend, stock split or other similar transaction effected without our receiving any cash or other value, which results in an increase in the number of shares of our common stock outstanding.

As used in this Prospectus Supplement, the term “selling securityholder” includes the selling securityholder listed below, and any donees, pledgees, transferees or other successors in interest selling the Warrants or Warrant Shares received after the date of this Prospectus Supplement from the selling securityholder. The number of shares in the column “Beneficially Owned Prior to Offering—Warrants—Number” represents all of the Warrant Shares that the selling securityholder may offer under the prospectus without regard to any limitations on exercises. The selling securityholder may sell some, all or none of its Warrants or Warrant Shares. The selling securityholder may sell or transfer all or a portion of its Warrants or Warrant Shares pursuant to an available exemption from the registration requirements of the Securities Act. We do not know how long the selling securityholder will hold the Warrants or Warrant Shares before selling them, and we currently have no agreements, arrangements or other understandings with the selling securityholder regarding the sale of any of the Securities.

To our knowledge, the person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A securityholder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement.

Under the terms of the Warrants, the selling securityholder may not exercise such securities to the extent such exercise would cause such selling securityholder, together with its affiliates and attribution parties, to beneficially own a number of shares of our common stock that would exceed 4.99% of our then outstanding common stock following such exercise, excluding for purposes of such determination shares of our common stock issuable upon exercise of the warrants which have not been exercised. This beneficial ownership limitation may be adjusted up or down, subject to providing advance notice to us; provided that any increases in beneficial ownership limitations only take effect upon 61 days advance notice.

The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on 77,333,290 shares of our common stock outstanding as of May 26, 2022.

The information in the table below (other than the percentages of our outstanding common stock beneficially owned) in respect of the selling securityholder was furnished by or on behalf of the selling securityholder and is as of the date hereof. The selling securityholder has not held any position or office or had any other material relationship with us or our affiliates during the three years prior to the date of this Prospectus Supplement except as may be noted elsewhere in the prospectus relating to the assigned rights under the Reliance Registration Rights Agreement, or as follows: (i) as previously disclosed on our Form 8-K filed on November 10, 2021, on November 9, 2021 we entered into a purchase agreement with RBC Capital Markets, LLC, as representative of the several initial purchasers listed in Schedule 1 thereto, pursuant to which we sold $1,020,000 in aggregate principal amount of our 8.125% senior notes due 2028 to the selling securityholder as an initial purchaser thereto, (ii) as previously disclosed on our Form 8-K filed on February 11, 2021, on February 8, 2021 we entered into a purchase agreement with BofA Securities, Inc., as representative of the several initial purchasers listed in Schedule I thereto, pursuant to which we sold $5,612,000 in aggregate principal amount of our 8.125% senior notes due 2028 to the selling securityholder as an initial purchaser thereto and (iii) as previously disclosed on our Form 8-K filed on November 26, 2019, on November 22, 2019, we entered into that certain Second Amended and Restated Credit Agreement with Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto, which amended and restated our prior revolving credit facility, pursuant to which Goldman Sachs Lending Partners LLC, an affiliate of the securityholder, agreed to loan us up to $9,375,000, as such amount may be modified, reduced or terminated from time to time. For additional information about our relationship with the selling securityholder, please see the documents incorporated by reference into the prospectus.

	Beneficially Owned Prior to Offering(1)			Offered Hereby(1)		Beneficially Owned After Offering(2)
	Shares of Common Stock(3)(4)		Warrants	Shares of Common Stock(3)(4)	Warrants	Warrants	Shares of Common Stock
Selling Securityholder	Number	Percent	Number	Number	Number	Number	Number	Percent
Goldman Sachs & Co. LLC	3,294,092	4.26%	3,294,092	3,294,092	3,294,092	—	—	—

(1)	Reflects adjustments made as a result of certain anti-dilution provisions contained in the Warrants.
(2)	Assumes the selling securityholder sells all of its Warrants or Warrant Shares offered pursuant to this prospectus.
(3)

Includes Warrant Shares underlying Warrants that are exercisable within 60 days of the date hereof. The ability to exercise the Warrants is subject to a beneficial ownership limitation that, at the time of initial issuance of the Warrants, was capped at 4.99% beneficial ownership of our issued and outstanding common stock (post-exercise). These beneficial ownership limitations may be adjusted up or down, subject to providing advance notice to us, provided that any increases in beneficial ownership limitations are capped at 9.99% and only take effect upon 61 days advance notice. The number of shares of our common stock offered hereby as reflected in the selling securityholder table reflects the total number of shares potentially issuable underlying Warrants and does not give effect to these beneficial ownership limitations.

(4)	Consists solely of Warrant Shares issuable upon exercise of the Warrants.